UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number: 000-52326

HARD CREEK NICKEL CORP
(Translation of registrant's name into English)

1060-1090 West Georgia Street, Vancouver, BC Canada V6E 3V7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the year ended December 31, 2008

99.2	Management Discussion and Analysis for the year ended December 31, 2008

99.3	Form 52-109F1 - CEO Certification

99.4	Form 52-109F1 - CFO Certification

995.	Annual Information Form dated March 27, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hard Creek Nickel Corporation
(Registrant)

Date: March 31, 2009	By:	/s/ Mark Jarvis
Mark Jarvis
	Title:	President and CEO